UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Concurrent Registered Direct Offering and Private Placement

On January 10, 2025, Kazia Therapeutics Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor in connection with a registered direct offering (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”).

Pursuant to the Purchase Agreement, the Company agreed to offer and sell in the Registered Direct Offering (i) 553,440 American Depositary Shares (the “ADSs”), each represented by 100 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company, at a purchase price of $1.50 per ADS, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 779,893 ADSs, at a purchase price of $1.4999 per Pre-Funded Warrant to purchase one ADS (the “Pre-Funded ADSs”). Each Pre-Funded Warrant is exercisable for one ADS at an exercise price of $0.0001 per ADS, is immediately exercisable, and will expire when exercised in full.

Pursuant to the Purchase Agreement, the Company agreed to offer and sell in the Private Placement to such institutional and accredited investor unregistered warrants to purchase up to 1,333,333 ADSs (the “Ordinary Share Warrants”). Each Ordinary Share Warrant is exercisable at an exercise price of $1.50 per ADS (the “Ordinary Warrant ADSs”), is immediately exercisable and will expire five and one-half (5.5) years from the date of issuance.

The Purchase Agreement contains customary representations, warranties and agreements by the Company and such institutional and accredited investor and customary conditions to closing. The Offerings are expected to close on or about January 13, 2025, subject to satisfaction of customary closing conditions. The Company estimates that the net proceeds to the Company from the Offerings will be approximately $1.7 million, after deducting placement agent’s fees and estimated offering expenses. The Company currently intends to use the net proceeds from the Offering for general corporate purposes, which may include working capital, expenses related to research, clinical development and commercial efforts, and general and administrative expenses.

The Company also entered into a placement agency agreement dated January 10, 2025 (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Offerings. The Company agreed to pay the Placement Agent a cash placement fee of up to 7.0% of the gross cash proceeds received in the Offerings (excluding the proceeds that may be received from the exercise of the Ordinary Share Warrants) as agreed upon by the Company and the Placement Agent and to pay for expenses of the Placement Agent’s legal counsel up to an aggregate amount of $70,000.

Pursuant to the Placement Agency Agreement, the Company agreed to issue to the Placement Agent, or its designees, warrants to purchase up to 40,000 ADSs (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Ordinary Share Warrants, the “Warrants”), which represents 3.0% of the aggregate number of ADSs (including the ADSs issuable upon exercise of the Pre-Funded Warrants) offered in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Ordinary Share Warrants, except that the Placement Agent Warrants have an exercise price equal to $1.50 per ADS, or 100% of the offering price per ADS sold in the Registered Direct Offering, will be non-exercisable for six months and will expire five years from the initial exercise date. The Ordinary Share Warrants, Placement Agent Warrants and ADSs underlying the Ordinary Share Warrants and Placement Agent Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).The Ordinary Share Warrants and the Placement Agent Warrants were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder.

Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

Pursuant to the terms of the Purchase Agreement, the Company has agreed to file a registration statement on Form F-3 (or other appropriate form) to register for resale the Ordinary Warrant ADSs and Ordinary Shares issuable upon exercise of the Ordinary Share Warrants as soon as practicable (and in any event within 20 calendar days of date of the Purchase Agreement) (the “Resale Registration Statement”). The Company shall use its commercially reasonable efforts to cause the Resale Registration Statement to become effective within 90 calendar days following the closing date of the Offerings and to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) ceases to own any Ordinary Share Warrants or Ordinary Warrant ADSs issuable upon exercise thereof.

Pursuant to the Purchase Agreement, the Company agreed, subject to limited exceptions, for a period of 60 days after the closing of the Offerings, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ADSs or Ordinary Shares or securities convertible, exchangeable or exercisable into, ADSs or Ordinary Shares. In addition, the Company agreed not to effect or enter into an agreement to effect any issuance of ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares involving a Variable Rate Transaction (as defined in the Purchase Agreement) until 12 months following the closing of the Offerings; provided that commencing on the 61st day following the closing of the Offerings, the issuance of shares in an “at the market” offering shall not be deemed a Variable Rate Transaction.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs or Ordinary Shares which are or will be beneficially owned by them for sixty (60) days following the closing of the Offerings.

The 553,440 ADSs sold in the Registered Direct Offering, the Pre-Funded Warrants to purchase 779,893 ADSs sold in the Registered Direct Offering and the ADSs issuable upon exercise of the Pre-Funded Warrants were offered and sold pursuant to a prospectus supplement, dated January 10, 2025, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-281937), which registration statement was filed on September 5, 2024 and declared effective on September 12, 2024.

Baker & McKenzie, Australian counsel to the Company, has issued a legal opinion relating to the validity of the ADSs being offered in the Registered Direct Offering and the Ordinary Shares underlying the ADSs (including the ADS issuable exercise of the Pre-Funded Warrants). A copy of such legal opinion, including the consent included therein, is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference. Goodwin Procter LLP, United States counsel to the Company, has issued a legal opinion relating to the validity of the Pre-Funded Warrants being offered in the Registered Direct Offering. A copy of such legal opinion, including the consent included therein, is filed as Exhibit 5.2 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Copies of the form of the Purchase Agreement, the Placement Agent Agreement, form of Pre-Funded Warrant, form of Ordinary Share Warrant, form of Placement Agent Warrant and form of Lock-Up Agreement are attached hereto as Exhibits 10.1, 10.2, 4.1, 4.2, and 4.3 and 4.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of form of the Purchase Agreement, the Placement Agent Agreement, form of Pre-Funded Warrant, form of Ordinary Share Warrant, form of Placement Agent Warrant and form of Lock-Up Agreement are subject to, and qualified in their entirety by, such documents.

On January 10, 2025, the Company issued a press release announcing the Offerings. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including the exhibits attached hereto, into the Company’s registration statement on Form F-3 (File No. 333-281937).

Decrease in Offering Size under the ATM Prospectus Supplement Dated September 12, 2024

On January 10, 2025, the Company filed a prospectus supplement (the “Supplement”) to supplement and amend the Prospectus Supplement dated September 12, 2024 (the “ATM Prospectus Supplement”) contained in the Company’s registration statement on Form F-3 (File No. 333-281937). The ATM Prospectus Supplement relates to the issuance and sale of the ADSs from time to time in at-the-market transactions pursuant to an equity distribution agreement (the “Distribution Agreement”) between the Company and Oppenheimer & Co. Inc. (“Oppenheimer”) dated as of April 22, 2022, as amended by an amendment thereto dated September 4, 2024. The Supplement reduced the size of the continuous offering by the Company under the ATM Prospectus Supplement to up to $1,734,081 of ADSs, effective as of January 10, 2025. As of January 10, 2025, after taking into account $1,634,291 of ADSs that the Company has previously sold under the ATM Prospectus Supplement, the Company may offer up to additional $99,790 of ADSs (the “Current Limit”) under the ATM Prospectus Supplement, as amended by this Supplement, subject to the limit described therein. The Company will not make any sales of its securities exceeding the Current Limit under the ATM Prospectus Supplement, as amended by the Supplement, unless and until a new prospectus supplement or a new registration statement is filed. The Distribution Agreement, as amended, remains in full force and effect.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the completion of the offering, the satisfaction of customary closing conditions related thereto, the intended use of proceeds from the offering, and the Company’s future expectations, plans and prospects. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: related to market and other conditions, associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT LIST

Exhibit	Description

4.1	Form of Pre-Funded Warrant

4.2	Form of Ordinary Share Warrant

4.3	Form of Placement Agent Warrant

4.4	Form of Lock-Up Agreement

5.1	Legal opinion of Baker & McKenzie

5.2	Legal opinion of Goodwin Procter LLP

10.1	Form of Securities Purchase Agreement

10.2	Placement Agency Agreement

23.1	Consent of Baker & McKenzie (included in Exhibit 5.1)

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.2)

99.1	Press Release of Kazia Therapeutics Limited dated January 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
Name: John Friend
Title: Chief Executive Officer

Date: January 13, 2025